

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 28, 2021

Dipal Doshi
President and Chief Executive Officer
Entrada Therapeutics, Inc.
6 Tide Street
Boston, MA 02210

>   **Re: Entrada Therapeutics, Inc.**
>   **Registration Statement on Form S-1**
>   **Exhibit No. 10.12**
>   **Filed October 8, 2021**
>   **File No. 333-260160**

Dear Mr. Doshi:

    We have concluded our assessment of your redacted exhibit for compliance with applicable form requirements and will process your supplemental response and related materials in accordance with your request.

                    Sincerely,

                    Division of Corporation Finance